UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-11311
Lear Corporation Hourly Retirement Savings Plan
(f/k/a Lear Corporation Non-Bargaining Hourly Retirement Savings Plan and
Lear Corporation Bargaining Hourly Umbrella Retirement Savings Plan)
(Exact name of registrant as specified in its charter)
Terrence B. Larkin
Senior Vice President, General Counsel and Corporate Secretary
21557 Telegraph Road
Southfield, Michigan 48033
(248) 447-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date:      *
*	The Lear Corporation stock fund has been eliminated as an investment option under the Lear Corporation Hourly Retirement Savings Plan and therefore Plan interests thereunder are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lear Corporation Hourly Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 11, 2009	LEAR CORPORATION HOURLY RETIREMENT SAVINGS PLAN
	By:	Lear Corporation Employee Benefits Committee, as Plan Administrator

By:	/s/ Thomas J. Polera
	Name:	Thomas J. Polera
	Title:	Vice President, Global Compensation and Benefits